SEC 1746 (2-98)                             Page 1 of 16 pages
SF/209418.2
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               Cascade Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    147195101
                      ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
                   Cannell Capital, LLC, 150 California Street
               5th Floor, San Francisco, CA 94111 (415) 395-3330
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                December 13, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                                          Page 2 of 16 pages
SF/209418.2
CUSIP No.  147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Cannell Capital, LLC
         94-3366999
--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
              ------------------------------------------------------------------

         (b)  ..................................................................
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................

--------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) OO..................................

--------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................

--------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     California....................

--------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power       0.............................
                                             -----------------------------------
Beneficially
Owned by Each
Reporting Person
With:
------------------- ------------------------------------------------------------
                    8.    Shared Voting Power        832,300....................

------------------- ------------------------------------------------------------
                    9.    Sole Dispositive Power     0   .......................

------------------- ------------------------------------------------------------
                    10.  Shared Dispositive Power        832,300................

--------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person    832,300


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)     .................................


     13. Percent of Class Represented by Amount in Row (11)     6.9%............

--------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IA...........................................................................
--------------------------------------------------------------------------------

                                                          Page 3 of 16 pages
SF/209418.2
CUSIP No. 147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J. Carlo Cannell

------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................


         (b)  ..................................................................

------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................

------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) OO..................................

------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................
------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     USA...........................
------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power      0 .............................
------------------------------------------------------------------------------
Beneficially
Owned by Each
Reporting Person
With:

------------------- ------------------------------------------------------------
                    8.    Shared Voting Power        832,300....................

------------------- ------------------------------------------------------------
                    9.    Sole Dispositive Power     0   .......................

------------------- ------------------------------------------------------------
                    10.  Shared Dispositive Power        832,300................

------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  832,300..


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13. Percent of Class Represented by Amount in Row (11)     6.9%............

--------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IN/HC........................................................................
--------------------------------------------------------------------------------

                                                          Page 4 of 16 pages
SF/209418.2
CUSIP No. 147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         The Cuttyhunk Fund Limited

------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
              ------------------------------------------------------------------

         (b)  ..................................................................

------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................

------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) WC..................................

------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................

------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     Bermuda.......................

--------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power     0  .............................
                                             -----------------------------------
Beneficially
Owned by Each
Reporting Person
With:
--------------- ----------------------------------------------------------------
                    8.    Shared Voting Power        49,000.....................

--------------- ----------------------------------------------------------------
                    9.    Sole Dispositive Power     0   .......................

------------------- ------------------------------------------------------------
                    10.  Shared Dispositive Power        49,000.................

--------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person     49,000

--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)     .................................


     13. Percent of Class Represented by Amount in Row (11)     0.4%...........

------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------

   CO........................................................................
-------------------------------------------------------------------------------

                                                          Page 5 of 16 pages
SF/209418.2
CUSIP No. 147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         The Anegada Fund Limited

------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
              ------------------------------------------------------------------

         (b)  ..................................................................

------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................

------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) WC..................................

------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................

------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     Cayman Islands...............

------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power       0 ............................
                                             ----------------------------------
Beneficially
Owned by Each
Reporting Person
With:

------------------- ---------------------------------------------------------
                    8.    Shared Voting Power        140,200...................

------------------- -----------------------------------------------------------
                    9.    Sole Dispositive Power      0  ......................

------------------- ------------------------------------------------------------
                    10.  Shared Dispositive Power        140,200................

------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  140,200..


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)     .................................


     13. Percent of Class Represented by Amount in Row (11)     1.2%...........

------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------

   CO...........................................................................
--------------------------------------------------------------------------------

                                                          Page 6 of 16 pages
SF/209418.2
CUSIP No. 147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GS Cannell, LLC
         98-0232642
------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
              ------------------------------------------------------------------

         (b)  ..................................................................
              ------------------------------------------------------------------
------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................

------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) WC..................................

------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................

------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     Delaware......................
                                               ---------------------------------

Number of Shares    7.    Sole Voting Power        0...........................
                                             ----------------------------------
Beneficially
Owned by Each
Reporting Person
With:

------------------- -----------------------------------------------------------
                    8.    Shared Voting Power      129,900......................

------------------- ------------------------------------------------------------
                    9.    Sole Dispositive Power     0   .......................

------------------- ------------------------------------------------------------
                    10.  Shared Dispositive Power   129,900.....................

------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         129,900..................................................


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)     .................................

     13. Percent of Class Represented by Amount in Row (11)     1.1%...........

------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------

   OO.........................................................................
-------------------------------------------------------------------------------

                                                          Page 7 of 16 pages
SF/209418.2
CUSIP No. 147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Tonga Partners, L.P.
         94-3164039
------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
              ------------------------------------------------------------------

         (b)  .................................................................
              ------------------------------------------------------------------
------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................

------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) WC.................................

------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................

------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     Delaware......................

------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power      0  ............................
                                             -----------------------------------
Beneficially
Owned by Each
Reporting Person
With:

------------------- -----------------------------------------------------------
                    8.    Shared Voting Power        459,300....................


------------------- -----------------------------------------------------------
                    9.    Sole Dispositive Power        0.......................

------------------- -----------------------------------------------------------
                    10.  Shared Dispositive Power        459,300................

------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person  459,300..


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)     .................................


     13. Percent of Class Represented by Amount in Row (11)     3.8%..........

------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------

   PN...........................................................................
--------------------------------------------------------------------------------

CUSIP No. 147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Pleiades Investment Partners, LP
         23-2688812
------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .................................................................

         (b)  .................................................................

------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................

------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) WC..................................

------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................

------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     Delaware......................
------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power      0  ............................

Beneficially
Owned by Each
Reporting Person
With:

------------------- -----------------------------------------------------------
                    8.    Shared Voting Power        48,600.....................

------------------- -----------------------------------------------------------
                    9.    Sole Dispositive Power        0.......................

------------------- -----------------------------------------------------------
                    10.  Shared Dispositive Power        48,600.................

------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 48,600....


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)     .................................


     13. Percent of Class Represented by Amount in Row (11)     0.4%............


------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------

   PN...........................................................................
--------------------------------------------------------------------------------

CUSIP No. 147195101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         George S. Sarlo 1995 Charitable Remainder Trust
         94-6685897
------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
              --------------------------------------------------------------

         (b)  ..................................................................
              --------------------------------------------------------------
------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................
------------------------------------------------------------------------------

     4.  Source of Funds (See Instructions) WC..................................
------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)........................................
------------------------------------------------------------------------------

     6.  Citizenship or Place of Organization     California...................
------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power      0  ............................
Beneficially
Owned by Each
Reporting Person
With:
------------------- -----------------------------------------------------------
                    8.    Shared Voting Power        5,300......................
------------------- -----------------------------------------------------------
                    9.    Sole Dispositive Power        0.......................
------------------- -----------------------------------------------------------
                    10.  Shared Dispositive Power        5,300..................
------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person   5,300...

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)     .................................

     13. Percent of Class Represented by Amount in Row (11)     0.0%............
------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------

   OO...........................................................................
------------------------------------------------------------------------------

SF/209418.2
Item 1        Security and Issuer

              This statement relates to Common Stock ("Common Stock"), issued by Cascade Corporation, an Oregon Corporation. The address of the principal executive offices of Cascade Corporation is 2201 N.E. 201st Avenue, Fairview, OR 97024.



Item 2        Identity and Background

              Name: Cannell Capital, LLC ("Adviser")
              Place of Organization: California
              Principal Business: Investment Adviser
              Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
              Applicable Civil, Judicial or Administrative Proceedings: None

              Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
              Place of Organization: Bermuda
              Principal Business: Investment
              Address: 73 Front Street, Hamilton, Bermuda HM 12
              Criminal Proceedings: None
              Applicable Civil, Judicial or Administrative Proceedings: None

              Name: The Anegada Fund Limited ("Anegada")
              Place of Organization: Cayman Islands
              Principal Business: Investment
              Address: c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, George Town, Cayman Islands, BWI
              Criminal Proceedings: None
              Applicable Civil, Judicial or Administrative Proceedings: None

              Name: Tonga Partners, L.P. ("Tonga")
              Place of Organization: Delaware
              Principal Business: Investment
              Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
              Applicable Civil, Judicial or Administrative Proceedings: None

              Name: GS Cannell, LLC ("GSC")
              Place of Organization: Delaware
              Principal Business: Investment
              Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
              Applicable Civil, Judicial or Administrative Proceedings: None

              Name: Pleiades Investment Partners, LP ("Pleiades")
              Place of Organization: Delaware
              Principal Business: Investment
              Address: 6022 West Chester Pike, Newtown Square, PA 19073 Criminal Proceedings: None
              Applicable Civil, Judicial or Administrative Proceedings: None

              Name: J. Carlo Cannell
              Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
              Applicable Civil, Judicial or Administrative Proceedings: None
              Citizenship: United States

              J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

              George S. Sarlo 1995 Charitable Remainder Trust, a trust formed in California, holds approximately 0.04% of the outstanding shares of Common Stock of Cascade Corporation and is no longer a Reporting Person.

Item 3        Source and amount of Funds or other Consideration

              The aggregate amount of funds used by Cuttyhunk to purchase 49,000 shares of Common Stock owned by it was approximately $457,441. Such amount was derived from working capital.

              The aggregate amount of funds used by Anegada to purchase 140,200 shares of Common Stock owned by it was approximately $1,441,010. Such amount was derived from working capital.

              The aggregate amount of funds used by GSC to purchase 129,900 shares of Common Stock owned by it was approximately $1,372,632. Such amount was derived from working capital.

              The aggregate amount of funds used by Tonga to purchase 459,300 shares of Common Stock owned by it was approximately $4,857,656. Such amount was derived from working capital.

              The aggregate amount of funds used by Pleiades to purchase 48,600 shares of Common Stock owned by it was approximately $514,316. Such amount was derived from working capital.

Item 4        Purpose of Transaction

              The Common Stock was originally purchased by the Reporting Persons for passive investment purposes.

              The Adviser has concerns regarding certain matters of corporate finance and the European operations of Cascade Corporation (the "Company") and has made recommendations to the Company, on behalf of all Reporting Persons.

              The Adviser recommends that the Company initiates a "Dutch Auction" tender.

              The Adviser recommends that the Company tenders "par" for its outstanding debt.

              The Adviser recommends that the Company sells or closes down its European operations.

              The Adviser recommends that five existing Board members resign and two new members be appointed by the Advisor.

              Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

              Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of
              Schedule 13D.



Item 5        Interest in Securities of the Issuer

              (a) As of December 13, 2001, the Reporting Persons directly or indirectly beneficially owned 832,300 shares, or 6.9%, of Common Stock of Cascade Corporation (the approximate of the shares of Common Stock owned is based on 12,129,000 shares of common stock outstanding by Cascade Corporation on December 13, 2001).

                  (1) Cuttyhunk owned 49,000 shares (0.4%)

                  (2) Anegada owned 140,200 shares (1.2%)

                  (3) GSC owned 129,900 shares (1.1%)

                  (4) Tonga owned 459,300 shares (3.8%)

                  (5) Pleiades owned 48,600 shares (0.4%)

              (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

              (c) A list of transactions in the past 60 days.



------------- ---------------- ----------------- ---------------- --------------
Party                Date        Amount Bought    Price per Share   Where & How
                                    (Sold)                           Effected
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Cuttyhunk          11/30/01          1700             10.34          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Cuttyhunk          12/03/01          2500             10.46          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Cuttyhunk          12/04/01          2200             10.57          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Anegada            10/30/01          5700              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Anegada            11/07/01           700              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Anegada            11/08/01           200              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Anegada            11/09/01          1800              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Anegada            11/16/01           700              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Anegada            11/19/01          1100              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
GSC                10/30/01          4000              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
GSC                11/07/01           500              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
GSC                11/09/01          1300              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
GSC                11/16/01           500              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
GSC                11/19/01           800              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Tonga              10/30/01         13200              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Tonga              11/07/01          1600              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Tonga              11/09/01          4300              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Tonga              11/16/01          1700              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Tonga              11/19/01          2400              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Pleiades           10/30/01          1300              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Pleiades           11/07/01           100              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Pleiades           11/09/01           300              9.05          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Pleiades           11/16/01           100              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------
------------- ---------------- ----------------- ---------------- --------------
Pleiades           11/19/01           200              9.10          Open market
------------- ---------------- ----------------- ---------------- --------------


              (d) Not Applicable

              (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for the Cuttyhunk, Anegada, GSC, Tonga, and Pleiades.

Item 7        Material to Be Filed as Exhibits

              (A) Letter to Robert Warren, Jr., President and Chief Executive
                  Officer of Cascade Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 20, 2001
                                J. Carlo Cannell

                                /s/ Carlo Cannell
                                -----------------
                                J. Carlo Cannell
                              Cannell Capital, LLC

                                /s/ Carlo Cannell
                                -----------------
                        J. Carlo Cannell, Managing Member
                            The Anegada Fund, Limited

                                /s/ Carlo Cannell
                                -----------------
                        J. Carlo Cannell, Managing Member
                    Cannell Capital, LLC, Investment Adviser


                           The Cuttyhunk Fund Limited

                                /s/ Carlo Cannell
                                -----------------
                        J. Carlo Cannell, Managing Member
                    Cannell Capital, LLC, Investment Adviser


                                 GS Cannell, LLC

                                /s/ Carlo Cannell
                                -----------------
                        J. Carlo Cannell, Managing Member
                     Cannell Capital, LLC, Investment Adviser


                              Tonga Partners, L.P.

                                /s/ Carlo Cannell
                                -----------------
                        J. Carlo Cannell, Managing Member
                      Cannell Capital, LLC, General Partner


                        Pleiades Investment Partners, LP

                                /s/ Carlo Cannell
                                -----------------
                        J. Carlo Cannell, Managing Member
                     Cannell Capital, LLC, Investment Adviser

Exhibit A

                               CANNELL CAPITAL LLC
                              150 California Street
                             San Francisco, CA 94111
                                      ----
                    Tel: (415) 835-8300; eFax: (443) 606-0067
                               info@cannellcap.com



December 10, 2001


Robert Warren, Jr.
President and CEO
Cascade Corporation
2201 N.E. 201st Avenue
Fairview, OR 97024

Dear Mr. Warren:

Cannell Capital LLC ("CC") herein files a Form 13-D modifying its stance with respect to its investment in Cascade Corporation ("CAE").

Following the aborted sale of CAE on April 18th, 2001, CC applauds the progress the company has made in reducing its debt levels. Assuming that the business of CAE remains flat further debt reduction from the stellar free cash flow will, in our estimate, yield an enterprise value (equity value less cash plus debt) to EBIT value of less than three - a value less than half of the industry. Congratulations!

We think even greater value can be realized while waiting for a return of dividend. Here are our suggestions for the Board of Directors.

1. Five existing directors should resign and two new directors should be appointed. Nine directors are too many for a company with a market value of only $120 million. Currently 67% of the directors hail from either the state of Washington or Oregon. We wish to propose these two new directors. Our candidates will bring a different perspective and live in a different region of the United States of America.

2. Tender "par" for the only remaining debt - the $75MM Series A and B 6.92% Notes.

3. Conduct a "Dutch" self-tender for 15% of the shares with a $10 to $12 collar.

4. We believe that Cascade has, and continues to have, a problem in Europe. For example, 27% ($71.2mm) of Cascade's assets are in Europe, but the region generated only 9% ($1.1mm) of the company's operating profits. This compares poorly to North America where 62% ($165.3mm) of the company's assets reside. North America earned 84% ($10.6mm) of CAE's operating profits, however. The resolution should be clear to the Board of Directors. Sell or shutter Europe and use the proceeds to help fund the dutch tender referred to in Item Three above.

Best regards!

Sincerely,



J. Carlo Cannell
Managing Member
Cannell Capital, LLC